File No. 70-____



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        ---------------------------------

                                    FORM U-1
                       ----------------------------------

                           APPLICATION OR DECLARATION

                                    under the

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                      * * *

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215
                     ---------------------------------------
               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                                      * * *

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215
                     ---------------------------------------
                     (Name of top registered holding company
                     parent of each applicant or declarant)

                                      * * *

                        A. A. Pena, Senior Vice President
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215

                        Jeffrey D. Cross, General Counsel
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215
                     ---------------------------------------
                    (Name and address of agents for service)


      American Electric Power Company, Inc. ("AEP"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "1935 Act"), hereby files this application-declaration with the Securities and Exchange Commission ("Commission").

ITEM 1.    DESCRIPTION OF PROPOSED TRANSACTION.

      1.1  Background.

      By order dated June 14, 2000, the Commission authorized American Electric Power Company, Inc. ("AEP" or the "Parent Company") to acquire all of the issued and outstanding common stock of Central and South West Corporation ("CSW"). American Electric Power Company, Inc., HCAR No. 27186 (June 14, 2000) (the "Merger Order").

      In anticipation of the incurrence of certain Merger-related expenses (the "Merger Expenses"), AEP amended its Tax Allocation Agreement (as amended, the "Agreement") to provide for the retention by the Parent Company of the tax benefits associated with extraordinary items incurred by the Parent Company which do not apply to the regulated business of the Parent Company's subsidiaries. CSW's tax allocation agreement had a similar provision which allowed it to retain tax benefits associated with extraordinary items. Pursuant to Rule 45(c)(6) under the 1935 Act, AEP filed the Agreement as an exhibit to its Form U5S for the calendar year 1999, filed with the Commission on April 30, 2000. Rule 45(c)(6) states that: "Any amendment which would alter the allocation to any associate company for any period preceding its adoption shall be conditioned on approval by the Commission if the Commission directs, within 60 days after its filing, that it be deemed to be a declaration under Rule 45(a)." The Commission did not direct that the amendment to the Tax Allocation Agreement be deemed to be a declaration within 60 days of the filing of the Form U5S.

      In the course of an examination in the winter of 2001, the SEC Staff (the "Staff") advised AEP that it believed the changes contemplated by the amendment to the Tax Allocation Agreement required approval by order upon application. Thereafter, pursuant to delegated authority, on April 18, 2002 the Staff granted approval of an analogous amendment to the tax allocation agreement of another registered holding company regarding interest expense on acquisition debt incurred for a merger (Progress Energy, Inc., HCAR No. 27522). Subsequently, in a recent letter dated September 26, 2002, the Staff requested AEP to file an application.

      AEP and its subsidiary companies, as listed in the amended Tax Allocation Agreement (the "Subsidiaries"), are seeking approval to amend the Tax Allocation Agreement to provide for the retention by AEP of the tax benefits associated with extraordinary items that it incurs and, more specifically, for retention of the tax benefits associated with the Merger Expenses that were incurred by AEP and CSW in connection with their June 15, 2000 merger, which were not approved to be recovered in rates by the jurisdictional commissions that regulate AEP's operating subsidiaries. Further, AEP and its Subsidiaries are asking the Commission to approve such changes retroactively. AEP defines extraordinary items, for this purpose, as material transactions or events, such as a merger, that are not expected to recur frequently and are of a nature considerably different from its usual or customary business activities.

      1.2  Merger Expenses.

      Merger Expenses include transaction costs, transition costs and the cost of obtaining regulatory approval of the merger. At the time AEP and CSW filed their application with the Federal Energy Regulatory Commission (the "FERC") seeking authorization to consolidate their jurisdictional facilities through the merger, AEP and CSW estimated that total merger costs would be approximately $289 million. Of this estimated amount, the Indiana, Michigan, Kentucky, Oklahoma, Arkansas and Texas commissions approved a total of $53.9 million for rate recovery. In the Order accepting the filing, dated November 10, 1998 (Docket Nos. EC98-40-000, ER98-2770-000 and ER98-2786), the FERC found ". . .
that the transaction costs incurred by public utilities in connection with mergers such as the one proposed in this filing are nonoperating in nature and should be charged to Account 426.5, Other Deductions, to the extent that they are not passed along to the parent company." The FERC also found that ". . . to the extent that the jurisdictional subsidiaries determine that the rate recovery of merger-related costs is probable, they may account for them as regulatory assets in Account 182.3, Regulatory Assets," and amortize them over the recovery period.

      AEP and CSW have absorbed all the Merger Expenses that have exceeded the approved amount of $53.9 million. The tax benefit applicable to the Merger Expenses that has been passed along to the operating companies has been allocated to the operating companies. The tax benefit applicable to the Merger Expenses that remains with AEP should be retained by AEP because the Merger Expenses themselves are not typical of the deductible administrative and general expenses normally incurred by a parent holding company nor are they related to an event that recurs frequently. Rather than being typical and customary expenses, the Merger Expenses are more in the nature of investment expenses.

      Because AEP and its consolidated subsidiaries file a consolidated income tax return, the Merger Expenses offset the consolidated group's taxable income and reduce the overall AEP consolidated tax liability. Applying a hypothetical 35% tax rate to AEP's estimated consolidated taxable income, the Merger Expenses would reduce AEP's consolidated tax liability by $25.0 million for the applicable years. However, as discussed below, unless the relief is granted, AEP will not be able to retain, or share in, the tax benefit (i.e., the reduction in the group's income tax liability) that is associated with expenses that it bears and that are not passed on to the group. Rather, under Rule 45(c), the benefit would have to be allocated to other members of the group with a positive allocation of tax.

      1.3  The Tax Allocation Agreement, as amended.

      AEP requests that the Commission authorize it and its Subsidiaries to allocate the consolidated income tax liability of the group in accordance with the Agreement. A copy of the Agreement is filed herewith as Exhibit B. Under the Agreement, the consolidated tax is allocated among the members of the group in proportion to the separate return tax of each member, provided that the tax apportioned to any subsidiary will not exceed the "separate return tax" of such subsidiary.1 This is the method of allocation permitted under Rule 45(c)(2)(ii).

      Section 2 of the Agreement states that:

      The corporate taxable income of each member of the group shall first be reduced by its proportionate share of American Electric Power Company Inc.'s (the holding company) tax loss (excluding the effects of extraordinary items which do not apply to the regulated business) in arriving at adjusted corporate taxable income for each member of the group with positive taxable income.

      The Agreement provides that AEP will retain the tax benefit (in the form of the reduction in consolidated tax) that is attributable to the Merger Expenses, rather than reallocate that tax savings to its subsidiary companies. Consequently, the Agreement has the effect of assigning the tax benefit associated with the Merger Expenses to the entity that is legally obligated for their payment - AEP, with the exception of those Merger Expenses that were approved for recovery in rates and passed along to the appropriate operating electric utility subsidiaries of AEP. At the same time, in accordance with Rule 45(c)(2), the portion of the consolidated tax allocated to any of the Subsidiaries will not exceed the "separate return tax" of such Subsidiary (the "separate return limitation"). Thus, the Agreement does not have the effect of shifting a larger portion of the group's tax liability to any member than it would otherwise pay on a separate return basis. Exhibit C illustrates the difference between the Rule 45(c) method and the proposed method in the amounts of tax that would be allocated to the members of the AEP group.

      A legal analysis of the Agreement and the request for retroactive relief in light of the policies and purposes of the 1935 Act is contained in Item 3, below.

      1.4  Reports under Rule 24.

      AEP will supplement the quarterly report under Rule 24 filed in this proceeding for the quarterly period in which it files its consolidated federal income tax return with information showing the calculation of the portion of AEP loss that is attributable to the Merger Expenses and a spreadsheet showing the actual allocation of income taxes to each of the members of the consolidated group.

ITEM 2.    FEES, COMMISSION AND EXPENSE.

      The fees, commissions and expenses paid or incurred or to be incurred in connection with this Application are estimated at not more than $5,000.

ITEM 3.    APPLICABLE STATUTORY PROVISIONS.

      3.1  General Overview.

      Provisions in a tax allocation agreement between a registered holding company and its subsidiaries are subject to Section 12(b) of the 1935 Act and Rule 45 thereunder. Rule 45(a) of the 1935 Act generally prohibits any registered holding company or subsidiary company from, directly or indirectly, lending or in any manner extending its credit to or indemnifying, or making any donation or capital contribution to, any company in the same holding company system, except pursuant to a Commission order. Rule 45(c) provides that approval under Rule 45(a) is not required for the filing of a consolidated tax return pursuant to a tax allocation agreement between eligible associate companies in a registered holding company system that complies with the terms of Rule 45(c). If a tax allocation agreement does not comply in all respects with the provisions of Rule 45(c), it may nonetheless be approved by the Commission under Section 12(b) and Rule 45(a)(10).

      As previously indicated, Rule 45(c)(2) provides that the consolidated tax may be apportioned among the members of the group in proportion to the corporate taxable income of each member or the separate return tax of each member, but, in either case, the amount of the tax apportioned to any subsidiary company may not exceed the "separate return tax" of such subsidiary. The central feature of Rule 45(c)(2) is that the amount of the consolidated tax of the group that is apportioned to any subsidiary company cannot exceed the amount of tax that such subsidiary would have paid computed as though it were not a member of a consolidated group.

      Under Rule 45(c)(5), the so-called "current payment" method, a tax allocation agreement may require that the members of the group with a positive allocation pay the amount so allocated and that members of the group with a negative allocation receive current payment of their corporate tax credits. The issue arises because under Rule 45(c)(5), "subsidiary companies", as opposed to "associate companies" (which includes the holding company in a holding company system, as well as all "subsidiary companies"), are entitled to be paid for any negative allocation (i.e., losses or credits). The Agreement adopts the "current payment" method but allows AEP to retain the tax savings attributable to the Merger Expenses. To that end, the Agreement includes AEP among the members of the consolidated group that are entitled to receive payments (i.e., negative allocations of tax) for their losses but limits AEP's recovery to the portion of its losses that is attributable to "extraordinary items which do not apply to the regulated business," that is, the Merger Expenses.

      The relief granted Progress Energy and the request by AEP in this matter are consistent with the policies and provisions of the 1935 Act. Indeed, the result in Rule 45(c)(5) is not dictated by the statute. In connection with the 1981 amendments to Rule 45, the Commission explained that the distinction between "associate companies", on the one hand, and "subsidiary companies", on the other, represented a policy decision to preclude the holding company from sharing in the consolidated return savings.2 The Commission noted that "[e]xploitation of utility companies by holding companies through asserted misallocation of consolidated tax return benefits was among the abuses examined in the investigations underlying the enactment of the [1935] Act." AEP is seeking only to retain the tax benefit attributable to the Merger Expenses it incurred to acquire the stock of CSW for which no other company in the AEP system is required to pay. The Commission has recognized that there is discretion on its part to approve tax allocation agreements that do not, by their terms, comply with Rule 45(c) so long as the policies and provisions of the 1935 Act are otherwise satisfied. The arrangement proposed by AEP herein will not give rise to the types of problems that the 1935 Act was intended to address and for that reason relief should be granted.

      3.2  The Proposed Tax Allocation Agreement Does Not
Circumvent the Policies and Purposes of the 1935 Act.

      The Agreement is consistent with the policies and purposes of Section 12 of the 1935 Act. That Section does not prohibit a registered holding company from retaining the benefit of the tax attributes that it generates or require it to reallocate those tax attributes to its subsidiaries. Section 12 merely prohibits upstream loans or extensions of credit to a registered holding company and requires approval, by rule or by order, for any loan or other extension of credit by a holding company, or any subsidiary thereof, to a subsidiary company.

      Moreover, the policy underlying Rule 45(c)(5), as articulated by the Commission in its release proposing Rule 45(c), appears to have little or nothing to do with the circumstances presented in this case. As noted above, the Commission cited the possible exploitation of utility companies by holding companies through asserted misallocation of consolidated tax return benefits as one of the abuses that led to the passage of the 1935 Act. The Commission then explained:

      The corporate relationships required by the [1935] Act assure that the deductible corporate expenses of the holding company itself will create a consolidated tax saving, since Section 13(a) of the [1935] Act precludes such expenses being passed on to the subsidiaries, service charge or contract, so as to transform them into deductions of the subsidiaries. In light of the legislation referred to, an expense reimbursement of the holding company, in the guise of a tax allocation, would seem incongruous with Section 13(a). The exclusion in our earlier rule of the holding company from sharing in consolidated return savings was intentional and will continue. These considerations do not apply to other companies in the group that incur losses.3

As this passage seems to suggest, the prohibition in Rule 45(c) on a registered holding company sharing in the consolidated tax savings appears to have been founded chiefly on Section 13(a) of the 1935 Act, which generally prohibits a registered holding company from entering into or performing any agreement for the sale of goods or provision of services or construction for a charge to any subsidiary company. AEP is not seeking to recover its own corporate costs from its subsidiaries, "in the guise of a tax allocation," by transforming them into deductible expenses of its subsidiaries. The Subsidiaries will not be reimbursing AEP for the Merger Expenses through the tax allocation mechanism or any other means. Instead, the "benefit" obtained by AEP under the Agreement is attributable entirely to the lower income tax liability of the consolidated group that is attributable to the unreimbursed Merger Expenses incurred by AEP.

      In The National Grid Group plc, HCAR No. 27154 (Mar. 15, 2000) ("National Grid"), the Commission authorized National Grid Group and its subsidiaries to enter into a tax allocation agreement under which the tax benefit of the interest expense on acquisition debt would be allocated to the U.S. sub-holding company of National Grid Group that had incurred the debt. Thereafter, as noted above, in Progress Energy, the Commission authorized a domestic registered holding company to retain the tax benefit of interest expense on certain acquisition debt.

      In approving the tax allocation agreement in National Grid, the Commission observed:

      It does not appear that approval of the tax allocation agreement would lead to the abuses that Section 12 is intended to prevent, and therefore approval will not be detrimental to the NEES Group and its consumers. The 'separate return' limitation will assure that the NEES' Utility Subsidiaries tax liability will not be higher than it otherwise would have been. * * * * *

      In addition, because the NEES Group has no obligation with respect to the Merger-Related Debt and the debt does not affect the NEES Group's position or credit, it is not inappropriate to exclude these companies from the benefits of the tax consequences arising out of the debt. Accordingly, we approve the use of the tax allocation agreement. (footnote omitted).

      While AEP's request in this Application does not specifically address tax benefits related to interest expense on acquisition debt, AEP's request concerning Merger Expenses is analogous to the National Grid Group request that was approved by the Commission. Rather than typical and customary expenses, the Merger Expenses are similar to interest expense on acquisition debt since both categories of expense were incurred for the same purpose; that is, to acquire significant investments. Similar to the National Grid case, the Subsidiaries of AEP have no obligation with respect to the deductible expenses. Also similar to National Grid, the pertinent expenses will never affect the Subsidiaries' balance sheets or statements of income. For these reasons, the Commission should approve the use of the Agreement.

      In this matter as well, the Agreement will not lead to the kinds of abuses
Section 12 was intended to prevent (e.g., prohibition on upstream loans) and is not a device for transferring AEP's expenses to its subsidiaries. The Subsidiaries' allocated share of the consolidated return liability is no greater than it would be if it were calculated on a separate return basis, as required by Rule 45(c). The Agreement will not have the effect of shifting the unreimbursed Merger Expenses to the Subsidiaries.

      Finally, AEP requests that the Commission's approval be deemed to be effective retroactively. It is well-settled that the Commission has authority to grant retroactive relief where appropriate. See National Propane Corporation, HCAR No. 20684 (Aug. 24, 1978), citing The Great American Life Underwriters, Inc. 41 S.E.C. 1, 25-28 (1960), aff'd sub nom. Hennesey v. S.E.C., 293 F.2d 48 (3rd Cir. 1961). The question, as the Commission noted in National Propane, is what purpose the retroactive relief would serve.

      AEP, in a mistaken but good faith belief, relied on the plain language of Rule 45(c)(6) to amend its Tax Allocation Agreement. The Commission's subsequent decisions, in National Grid and Progress Energy, establish that such an agreement is consistent with the policies and provisions of the 1935 Act. Therefore, AEP submits that this is an appropriate matter for retroactive relief.

      3.3  Rule 54 Analysis.

      The proposed transactions are subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any EWG or FUCO, the Commission shall not consider the effect of the capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.

      AEP consummated the merger with Central and South West Corporation ("CSW") on June 15, 2000 pursuant to an order dated June 14, 2000 (HCAR No. 27186), which further authorized AEP to invest up to 100% of its consolidated retained earnings, with consolidated retained earnings to be calculated on the basis of the combined consolidated retained earnings of AEP and CSW (as extended pursuant to HCAR No. 27316, December 26, 2000, the "Rule 53(c) Order").

      AEP currently meets all of the conditions of Rule 53(a), except for clause
(1). At June 30, 2002, AEP's "aggregate investment", as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $3.049 billion, or about 95.1% of AEP's "consolidated retained earnings", also as defined in Rule 53(a)(1), for the four quarters ended June 30, 2002 ($3.206 billion). With respect to Rule 53(a)(1), however, the Commission has determined that AEP's financing of investments in EWGs and FUCOs in an amount greater than the amount that would otherwise be allowed by Rule 53(a)(1) would not have either of the adverse effects set forth in Rule 53(c). See the Rule 53(c) Order.

      In addition, AEP has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of operating company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the 1935 Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred.

      Even if the effect of the capitalization and earnings of EWGs and FUCOs in which AEP has an ownership interest upon the AEP holding company system were considered, there would be no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of AEP's EWGs and FUCOs, have a material adverse effect on the financial integrity of the AEP system, or an adverse impact on AEP's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers. The Rule 53(c) Order was predicated, in part, upon an assessment of AEP's overall financial condition which took into account, among other factors, AEP's consolidated capitalization ratio and the recent growth trend in AEP's retained earnings.

      As of December 31, 1999, the most recent period for which financial statement information was evaluated in the 53(c) Order, AEP's consolidated capitalization (including CSW on a pro forma basis) consisted of 37.3% common and preferred equity, 61.3% debt and $335 million principal amount of certain subsidiary obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures of such subsidiaries ("Trust Preferred Securities") representing 1.4%. As of June 30, 2002, AEP's consolidated capitalization consisted of 60.4% debt, 35.2% common and preferred equity (consisting of 347,833,712 shares of common stock representing 34.6% and $145 million principal amount of preferred stock representing 0.6%), $321 million principal amount of Trust Preferred Securities representing 1.3% and $750 million minority interest in finance subsidiary representing 3.1%.

      Since the date of the Rule 53(c) Order, there has been a reduction in AEP's consolidated equity capitalization ratio; however, it remains within acceptable ranges and limits of rating agencies for strong investment grade corporate credit ratings. In addition, the operating subsidiaries, which will have a significant influence on the determination of the AEP corporate rating, continue to show strong financial statistics as measured by the rating agencies.

      As of December 31, 1999, Standard & Poor's rating of secured debt for AEP's operating subsidiaries was as follows: APCo, A; CSP, A-; I&M, A-; KPCo, A; and OPCo, A-. As of December 31, 1999, Standard & Poor's rating of secured debt for CSW's operating subsidiaries was as follows: CPL, A; PSO, AA-; SWEPCO, AA-; and WTU, A.

      As of June 30, 2002, Standard & Poor's rating of secured debt for AEP's operating subsidiaries was as follows: APCo, A; CSP, A-; I&M, A-; KPCo, A- and OPCo, A-. As of December 31, 2001, Standard & Poor's rating of secured debt for CSW's Operating Subsidiaries was as follows: CPL, A-; PSO, A; SWEPCO, A; and WTU, A-.

ITEM 4.    REGULATORY APPROVAL.

      No state commission and no federal commission, other than this Commission, has jurisdiction over the proposed Tax Allocation Agreement.

ITEM 5.    PROCEDURE.

      AEP requests that the Commission's order be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. AEP hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.

ITEM 6.    EXHIBITS AND FINANCIAL STATEMENTS.

      The following exhibits are filed as part of this statement:

Exhibit B       Tax Allocation Agreement, as amended

Exhibit C Comparison of Allocation of Federal Income Tax Liability under Tax Allocation Agreement and Rule 45(c) (to be filed by amendment)

Exhibit F       Opinion of Counsel (to be filed by amendment)

Exhibit G       Form of Notice

ITEM 7.    INFORMATION AS TO ENVIRONMENTAL EFFECTS.


      It is believed that the granting and permitting to become effective of Application or Declaration will not constitute a major Federal action significantly affecting the quality of the human environment. No other Federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.

                                   SIGNATURES

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Application to be signed on its behalf by the undersigned thereunto duly authorized.

                          AMERICAN ELECTRIC POWER COMPANY, INC.


                          /s/ Joseph M. Buonaiuto__
                          Controller and Chief Accounting Officer



                                                                       Exhibit B


             AMERICAN ELECTRIC POWER COMPANY, INC. AND
                           ITS CONSOLIDATED AFFILIATES
             TAX AGREEMENT UNDER TITLE 17, CHAPTER II
           OF THE CODE OF FEDERAL REGULATIONS PARAGRAPH
             (C) OF SECTION 250.45 REGARDING METHOD OF
               ALLOCATING CONSOLIDATED INCOME TAXES


      The below listed affiliated companies, joining in the annual filing of a consolidated federal income tax return with American Electric Power Company, Inc., agree to allocate the consolidated annual net current federal income tax liability and/or benefit to the members of the consolidated group in accordance with the following procedures:

      ( 1) The consolidated regular federal income tax, exclusive of capital gains and preference taxes and before the application of general business credits including foreign tax credits, shall be apportioned among the members of the consolidated group based on corporate taxable income. Loss companies shall be included in the allocation, receiving a negative tax allocation which is similar to a separate return carryback refund, before considering general business credits, which would have resulted had the loss company historically filed a separate return.

      ( 2) The corporate taxable income of each member of the group shall be first reduced by its proportionate share of American Electric Power Company, Inc.'s (the holding company) tax loss (excluding the effects of extraordinary items which do not apply to the regulated business) in arriving at adjusted corporate taxable income for each member of the group with positive taxable income.

      ( 3) To the extent that the consolidated and corporate taxable incomes include material items taxed at rates other than the statutory tax rate (such as capital gains and preference items), the portion of the consolidated tax attributable to these items shall be apportioned directly to the members of the group giving rise to such items.

      ( 4) General business credits, other tax credits, and foreign tax credits shall be equitably allocated to those members whose investments or contributions generates the tax credit.

      ( 5) If the tax credits can not be entirely utilized to offset the consolidated tax liability, the tax credit carryover shall be equitably allocated to those members whose investments or contributions generated the credit.

      ( 6) Should the consolidated group generate a net operating tax loss for a calendar year, the tax benefits of any resultant carryback refund shall be allocated proportionately to member companies that generated corporate tax losses in the year the consolidated net operating loss was generated. Any related loss of general business credits, shall be allocated to the member companies that utilized the credits in the prior year in the same proportion that the credit lost is to the total credit utilized in the prior year. A consolidated net operating tax loss carryfoward shall be allocated proportionately to member companies that generated the original tax losses that gave rise to the consolidated net operating tax loss carryforward.

      ( 7) A member with a net positive tax allocation shall pay the holding company the net amount allocated, while a tax loss member with a net negative tax allocation shall receive current payment from the holding company in the amount of its negative allocation. The payment made to a member with a tax loss should equal the amount by which the consolidated tax is reduced by including the member's net corporate tax loss in the consolidated tax return. The holding company shall pay to the Internal Revenue Service the consolidated group's net current federal income tax liability from the net of the receipts and payments.

      ( 8) No member of the consolidated group shall be allocated a federal income tax which is greater than the federal income tax computed as if such member had filed a separate return.

      ( 9) In the event the consolidated tax liability is subsequently revised by Internal Revenue Service audit adjustments, amended returns, claims for refund, or otherwise, such changes shall be allocated in the same manner as though the adjustments on which they are based had formed part of the original consolidated return using the tax allocation agreement which was in effect at that time.

      Any current state tax liability and/or benefit associated with a state tax return involving more than one member of the consolidated group, shall be allocated to such members following the principles set forth above for current federal income taxes. Due to certain states utilizing a unitary approach, the consolidated return liability may exceed the sum of the liabilities computed for each company on a separate return basis. If this occurs, the excess of the consolidated liability over the sum of the separate return liabilities shall be allocated proportionally based on each member's contribution to the consolidated apportionment percentage. If additional tax is attributable to a significant transaction or event, such additional tax shall be allocated directly to the members who are party to said transaction or event.

      This agreement is subject to revision as a result of changes in federal and state tax law and relevant facts and circumstances.

      The above procedures for apportioning the consolidated annual net current federal and state tax liabilities and expenses of American Electric Power Company, Inc. and its consolidating affiliates have been agreed to by each of the below listed members of the consolidated group as evidenced by the signature of an officer of each company.

                  COMPANY                     OFFICER'S SIGNATURE
-------------------------------------------  ---------------------

American Electric Power Company, Inc.
                                             ---------------------

American Electric Power Service Corporation
                                             ---------------------

AEP C&I Company, LLC
                                             ---------------------

AEP Coal, Inc.
                                             ---------------------

AEP Communications, Inc.
                                             ---------------------

AEP Communications, LLC
                                             ---------------------

AEP Credit, Inc.
                                             ---------------------

AEP Delaware Investment Company
                                             ---------------------

AEP Delaware Investment Company II
                                             ---------------------

AEP Delaware Investment Company III
                                             ---------------------

AEP Elmwood LLC
                                             ---------------------

AEP EmTech LLC
                                             ---------------------

AEP Energy Services, Inc.
                                             ---------------------

AEP Energy Services Gas Holding Company
                                             ---------------------

AEP Energy Services Gas Holdings II LLC
                                             ---------------------

AEP Energy Services Investments, Inc.
                                             ---------------------

AEP Energy Services Ventures, Inc.
                                             ---------------------

AEP Energy Services Ventures II, Inc.
                                             ---------------------

AEP Energy Services Ventures III, Inc.
                                             ---------------------

AEP Fiber Ventures, LLC
                                             ---------------------

AEP Gas Marketing LP
                                             ---------------------

AEP Gas Power GP, LLC
                                             ---------------------

AEP Generating Company
                                             ---------------------

AEP Indian Mesa GP, LLC
                                             ---------------------

AEP Indian Mesa LP, LLC
                                             ---------------------

AEP Investments, Inc.
                                             ---------------------

AEP Kentucky Coal, LLC
                                             ---------------------

AEP MEMCO LLC
                                             ---------------------

AEP Ohio Coal, LLC
                                             ---------------------

AEP Ohio Commercial & Industrial Retail Co.
                                             ---------------------

AEP Ohio Retail Energy, LLC
                                             ---------------------

AEP Power Marketing, Inc.
                                             ---------------------

AEP Pro Serv, Inc.
                                             ---------------------

AEP Resources, Inc.
                                             ---------------------

AEP Resources Australia Holdings Pty, Ltd.
                                             ---------------------

AEP Resources Australia Pty, Ltd.
                                             ---------------------

AEP Resources Limited
                                             ---------------------

AEP Resources Services, LLC
                                             ---------------------

AEP Retail Energy, LLC
                                             ---------------------

AEP T & D Services, LLC
                                             ---------------------

AEP Texas Commercial & Industrial Retail GP
                                             ---------------------

AEP Texas POLR, LLC
                                             ---------------------

AEP Texas POLR GP, LLC
                                             ---------------------

AEP West Virginia Coal, Inc.
                                             ---------------------

AEP Wind GP, LLC
                                             ---------------------

AEP Wind LP, LLC
                                             ---------------------

Appalachian Power Company
                                             ---------------------

Ash Creek Mining Company
                                             ---------------------

Blackhawk Coal Company
                                             ---------------------

Cedar Coal Company
                                             ---------------------

Central and South West Corporation
                                             ---------------------

Central Appalachian Coal Company
                                             ---------------------

Central Coal Company
                                             ---------------------

Central Ohio Coal Company
                                             ---------------------

Central Power and Light Company
                                             ---------------------

Colomet, Inc.
                                             ---------------------

Columbus Southern Power Company
                                             ---------------------

Conesville Coal Preparation Company
                                             ---------------------

Conlease, Inc.
                                             ---------------------

C3 Communications, Inc.
                                             ---------------------

C3 Networks GP, LLC
                                             ---------------------

CSW Development-I, Inc.
                                             ---------------------

CSW Development-II, Inc.
                                             ---------------------

CSW Development-3, Inc.
                                             ---------------------

CSW Eastex GP I, Inc.
                                             ---------------------

CSW Eastex GP II, Inc.
                                             ---------------------

CSW Eastex LP I, Inc.
                                             ---------------------

CSW Eastex LP II, Inc.
                                             ---------------------

CSW Energy, Inc.
                                             ---------------------

CSW Energy Services, Inc.
                                             ---------------------

CSW Frontera GP I, Inc.
                                             ---------------------

CSW Frontera GP II, Inc.
                                             ---------------------

CSW Frontera LP I, Inc.
                                              --------------------

CSW Frontera LP II, Inc.
                                              --------------------

CSW Ft. Lupton, Inc.
                                             ---------------------

CSW International, Inc.
                                             ---------------------

CSW International (U.K.), Inc.
                                             ---------------------

CSW International Two, Inc.
                                             ---------------------

CSW International Three, Inc.
                                             ---------------------

CSW Leasing, Inc.
                                             ---------------------

CSW Mulberry, Inc.
                                             ---------------------

CSW Mulberry II, Inc.
                                             ---------------------

CSW Nevada, Inc.
                                             ---------------------

CSW Northwest GP, Inc.
                                             ---------------------

CSW Northwest LP, Inc.
                                             ---------------------

CSW Orange, Inc.
                                             ---------------------

CSW Orange II, Inc.
                                             ---------------------

CSW Power Marketing, Inc.
                                             ---------------------

CSW Services International, Inc.
                                             ---------------------

CSW Sweeny GP I, Inc.
                                             ---------------------

CSW Sweeny GP II, Inc.
                                             ---------------------

CSW Sweeny LP I, Inc.
                                             ---------------------

CSW Sweeny LP II, Inc.
                                             ---------------------

CSWC Southwest Holding, Inc.
                                             ---------------------

CSWC TeleChoice, Inc.
                                             ---------------------

CSWC TeleChoice Management, Inc.
                                             ---------------------

Datapult, LLC
                                             ---------------------

DECCO II, LLC
                                             ---------------------

Diversified Energy Contractors Co., LLC
                                             ---------------------

Dolet Hills Lignite Company, LLC
                                             ---------------------

Enershop, Inc.
                                             ---------------------

Envirotherm, Inc.
                                             ---------------------

Franklin Real Estate Company
                                             ---------------------

Houston Pipe Line Company LP
                                             ---------------------

HPL GP, LLC
                                             ---------------------

HPL Holdings, Inc.
                                             ---------------------

HPL Resources Company LP
                                             ---------------------

Indiana Franklin Realty, Inc.
                                             ---------------------

Indiana Michigan Power Company
                                             ---------------------

Indian Mesa Power Partners I LP
                                             ---------------------

Indian Mesa Power Partners II LP
                                             ---------------------

Industry and Energy Associates, LLC
                                             ---------------------

Kentucky Power Company
                                             ---------------------

Kingsport Power Company
                                             ---------------------

Latin American Energy Holding, Inc.
                                             ---------------------

LIG, Inc.
                                             ---------------------

LIG Chemical Company
                                             ---------------------

LIG Liquids Company, LLC
                                             ---------------------

LIG Pipeline Company
                                             ---------------------

Louisiana Intrastate Gas Company, LLC
                                             ---------------------

Mutual Energy, LLC
                                             ---------------------

Mutual Energy CPL LP
                                             ---------------------

Mutual Energy Service Company, LLC
                                             ---------------------

Mutual Energy SWEPCO LP
                                             ---------------------

Mutual Energy WTU LP
                                             ---------------------

Newgulf Power Venture, Inc.
                                             ---------------------

Noah I Power G.P., Inc.
                                             ---------------------

Ohio Power Company
                                             ---------------------

POLR Power, LP
                                             ---------------------

Price River Coal Company, Inc.
                                             ---------------------

Public Liability
                                             ---------------------

Public Service Company of Oklahoma
                                             ---------------------

REP General Partner LLC
                                             ---------------------

REP Holdco Inc.
                                             ---------------------

Simco, Inc.
                                             ---------------------

Snowcap Coal Company, Inc.
                                             ---------------------

Southern Appalachian Coal Company
                                             ---------------------

Southern Ohio Coal Company
                                             ---------------------

Southwest Arkansas Utilities Corp.
                                             ---------------------

Southwestern Electric Power Company
                                             ---------------------

Southwestern Wholesale Electric Company
                                             ---------------------

Trent Wind Farm LP
                                             ---------------------

Tuscaloosa Pipeline Company
                                             ---------------------

Ventures Lease Co., LLC
                                             ---------------------

West Texas Utilities Company
                                             ---------------------

West Virginia Power Company
                                             ---------------------

Wheeling Power Company
                                             ---------------------

Windsor Coal Company
                                             ---------------------



                                                                       Exhibit G


                            UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION


PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
Release No.          /November   , 2002


----------------------------------------
                                        :
In the Matter of                        :
                                        :
AMERICAN ELECTRIC POWER COMPANY, INC.   :
1 Riverside Plaza                       :
Columbus, Ohio 43215                    :
                                        :
----------------------------------------:


      American Electric Power Company, Inc. ("AEP") a holding company registered under the Public Utility Holding Company Act of 1935, as amended (the "1935 Act"), has filed an application-declaration (the "Application") under Section 12 of the 1935 Act and Rule 45 thereunder.

      By order dated June 14, 2000, the Commission authorized American Electric Power Company, Inc. ("AEP" or the "Parent Company") to acquire all of the issued and outstanding common stock of Central and South West Corporation ("CSW"). American Electric Power Company, Inc., HCAR No. 27186 (June 14, 2000) (the "Merger Order").

      In anticipation of the incurrence of certain Merger-related expenses (the "Merger Expenses"), AEP amended its Tax Allocation Agreement (as amended, the "Agreement") to provide for the retention by the Parent Company of the tax benefits associated with extraordinary items incurred by the Parent Company which do not apply to the regulated business of the Parent Company's subsidiaries. CSW's tax allocation agreement had a similar provision which allowed it to retain tax benefits associated with extraordinary items. Pursuant to Rule 45(c)(6) under the 1935 Act, AEP filed the Agreement as an exhibit to its Form U5S for the calendar year 1999, filed with the Commission on April 30, 2000. Rule 45(c)(6) states that: "Any amendment which would alter the allocation to any associate company for any period preceding its adoption shall be conditioned on approval by the Commission if the Commission directs, within 60 days after its filing, that it be deemed to be a declaration under Rule 45(a)." The Commission did not direct that the amendment to the Tax Allocation Agreement be deemed to be a declaration within 60 days of the filing of the Form U5S.

      In the course of an examination in the winter of 2001, the SEC Staff (the "Staff") advised AEP that it believed the changes contemplated by the amendment to the Tax Allocation Agreement required approval by order upon application. Thereafter, pursuant to delegated authority, on April 18, 2002 the Staff granted approval of an analogous amendment to the tax allocation agreement of another registered holding company regarding interest expense on acquisition debt incurred for a merger (Progress Energy, Inc., HCAR No. 27522). Subsequently, in a recent letter dated September 26, 2002, the Staff requested AEP to file an application.

      AEP and its subsidiary companies, as listed in the amended Tax Allocation Agreement (the "Subsidiaries"), are seeking approval to amend the Tax Allocation Agreement to provide for the retention by AEP of the tax benefits associated with extraordinary items that it incurs and, more specifically, for retention of the tax benefits associated with the Merger Expenses that were incurred by AEP and CSW in connection with their June 15, 2000 merger, which were not approved to be recovered in rates by the jurisdictional commissions that regulate AEP's operating subsidiaries. Further, AEP and its Subsidiaries are asking the Commission to approve such changes retroactively. AEP defines extraordinary items, for this purpose, as material transactions or events, such as a merger, that are not expected to recur frequently and are of a nature considerably different from its usual or customary business activities.

      Merger Expenses include transaction costs, transition costs and the cost of obtaining regulatory approval of the merger. At the time AEP and CSW filed their application with the Federal Energy Regulatory Commission (the "FERC") seeking authorization to consolidate their jurisdictional facilities through the merger, AEP and CSW estimated that total merger costs would be approximately $289 million. Of this estimated amount, the Indiana, Michigan, Kentucky, Oklahoma, Arkansas and Texas commissions approved a total of $53.9 million for rate recovery. In the Order accepting the filing, dated November 10, 1998 (Docket Nos. EC98-40-000, ER98-2770-000 and ER98-2786), the FERC found ". . .
that the transaction costs incurred by public utilities in connection with mergers such as the one proposed in this filing are nonoperating in nature and should be charged to Account 426.5, Other Deductions, to the extent that they are not passed along to the parent company." The FERC also found that ". . . to the extent that the jurisdictional subsidiaries determine that the rate recovery of merger-related costs is probable, they may account for them as regulatory assets in Account 182.3, Regulatory Assets," and amortize them over the recovery period.

      AEP and CSW have absorbed all the Merger Expenses that have exceeded the approved amount of $53.9 million. The tax benefit applicable to the Merger Expenses that has been passed along to the operating companies has been allocated to the operating companies. The tax benefit applicable to the Merger Expenses that remains with AEP should be retained by AEP because the Merger Expenses themselves are not typical of the deductible administrative and general expenses normally incurred by a parent holding company nor are they related to an event that recurs frequently. Rather than being typical and customary expenses, the Merger Expenses are more in the nature of investment expenses.

      Because AEP and its consolidated subsidiaries file a consolidated income tax return, the Merger Expenses offset the consolidated group's taxable income and reduce the overall AEP consolidated tax liability. Applying a hypothetical 35% tax rate to AEP's estimated consolidated taxable income, the Merger Expenses would reduce AEP's consolidated tax liability by $25.0 million for the applicable years. However, as discussed below, unless the relief is granted, AEP will not be able to retain, or share in, the tax benefit (i.e., the reduction in the group's income tax liability) that is associated with expenses that it bears and that are not passed on to the group. Rather, under Rule 45(c), the benefit would have to be allocated to other members of the group with a positive allocation of tax.

      AEP requests that the Commission authorize it and its Subsidiaries to allocate the consolidated income tax liability of the group in accordance with the Agreement. Under the Agreement, the consolidated tax is allocated among the members of the group in proportion to the separate return tax of each member, provided that the tax apportioned to any subsidiary will not exceed the "separate return tax" of such subsidiary. This is the method of allocation permitted under Rule 45(c)(2)(ii).

      Section 2 of the Agreement states that:

      The corporate taxable income of each member of the group shall first be reduced by its proportionate share of American Electric Power Company Inc.'s (the holding company) tax loss (excluding the effects of extraordinary items which do not apply to the regulated business) in arriving at adjusted corporate taxable income for each member of the group with positive taxable income.

      The Agreement provides that AEP will retain the tax benefit (in the form of the reduction in consolidated tax) that is attributable to the Merger Expenses, rather than reallocate that tax savings to its subsidiary companies. Consequently, the Agreement has the effect of assigning the tax benefit associated with the Merger Expenses to the entity that is legally obligated for their payment - AEP, with the exception of those Merger Expenses that were approved for recovery in rates and passed along to the appropriate operating electric utility subsidiaries of AEP. At the same time, in accordance with Rule 45(c)(2), the portion of the consolidated tax allocated to any of the Subsidiaries will not exceed the "separate return tax" of such Subsidiary (the "separate return limitation"). Thus, the Agreement does not have the effect of shifting a larger portion of the group's tax liability to any member than it would otherwise pay on a separate return basis.

      AEP will supplement the quarterly report under Rule 24 filed in this proceeding for the quarterly period in which it files its consolidated federal income tax return with information showing the calculation of the portion of AEP loss that is attributable to the Merger Expenses and a spreadsheet showing the actual allocation of income taxes to each of the members of the consolidated group.

      Provisions in a tax allocation agreement between a registered holding company and its subsidiaries are subject to Section 12(b) of the 1935 Act and Rule 45 thereunder. Rule 45(a) of the 1935 Act generally prohibits any registered holding company or subsidiary company from, directly or indirectly, lending or in any manner extending its credit to or indemnifying, or making any donation or capital contribution to, any company in the same holding company system, except pursuant to a Commission order. Rule 45(c) provides that approval under Rule 45(a) is not required for the filing of a consolidated tax return pursuant to a tax allocation agreement between eligible associate companies in a registered holding company system that complies with the terms of Rule 45(c). If a tax allocation agreement does not comply in all respects with the provisions of Rule 45(c), it may nonetheless be approved by the Commission under Section 12(b) and Rule 45(a)(10).

      As previously indicated, Rule 45(c)(2) provides that the consolidated tax may be apportioned among the members of the group in proportion to the corporate taxable income of each member or the separate return tax of each member, but, in either case, the amount of the tax apportioned to any subsidiary company may not exceed the "separate return tax" of such subsidiary. The central feature of Rule 45(c)(2) is that the amount of the consolidated tax of the group that is apportioned to any subsidiary company cannot exceed the amount of tax that such subsidiary would have paid computed as though it were not a member of a consolidated group.

      Under Rule 45(c)(5), the so-called "current payment" method, a tax allocation agreement may require that the members of the group with a positive allocation pay the amount so allocated and that members of the group with a negative allocation receive current payment of their corporate tax credits. The issue arises because under Rule 45(c)(5), "subsidiary companies", as opposed to "associate companies" (which includes the holding company in a holding company system, as well as all "subsidiary companies"), are entitled to be paid for any negative allocation (i.e., losses or credits). The Agreement adopts the "current payment" method but allows AEP to retain the tax savings attributable to the Merger Expenses. To that end, the Agreement includes AEP among the members of the consolidated group that are entitled to receive payments (i.e., negative allocations of tax) for their losses but limits AEP's recovery to the portion of its losses that is attributable to "extraordinary items which do not apply to the regulated business," that is, the Merger Expenses.

      The relief granted Progress Energy and the request by AEP in this matter are consistent with the policies and provisions of the 1935 Act. Indeed, the result in Rule 45(c)(5) is not dictated by the statute. In connection with the 1981 amendments to Rule 45, the Commission explained that the distinction between "associate companies", on the one hand, and "subsidiary companies", on the other, represented a policy decision to preclude the holding company from sharing in the consolidated return savings. The Commission noted that "[e]xploitation of utility companies by holding companies through asserted misallocation of consolidated tax return benefits was among the abuses examined in the investigations underlying the enactment of the [1935] Act." AEP is seeking only to retain the tax benefit attributable to the Merger Expenses it incurred to acquire the stock of CSW for which no other company in the AEP system is required to pay. The Commission has recognized that there is discretion on its part to approve tax allocation agreements that do not, by their terms, comply with Rule 45(c) so long as the policies and provisions of the 1935 Act are otherwise satisfied. The arrangement proposed by AEP herein will not give rise to the types of problems that the 1935 Act was intended to address and for that reason relief should be granted.

      The Agreement is consistent with the policies and purposes of Section 12 of the 1935 Act. That Section does not prohibit a registered holding company from retaining the benefit of the tax attributes that it generates or require it to reallocate those tax attributes to its subsidiaries. Section 12 merely prohibits upstream loans or extensions of credit to a registered holding company and requires approval, by rule or by order, for any loan or other extension of credit by a holding company, or any subsidiary thereof, to a subsidiary company.

      Moreover, the policy underlying Rule 45(c)(5), as articulated by the Commission in its release proposing Rule 45(c), appears to have little or nothing to do with the circumstances presented in this case. As noted above, the Commission cited the possible exploitation of utility companies by holding companies through asserted misallocation of consolidated tax return benefits as one of the abuses that led to the passage of the 1935 Act. The Commission then explained:

      The corporate relationships required by the [1935] Act assure that the deductible corporate expenses of the holding company itself will create a consolidated tax saving, since Section 13(a) of the [1935] Act precludes such expenses being passed on to the subsidiaries, service charge or contract, so as to transform them into deductions of the subsidiaries. In light of the legislation referred to, an expense reimbursement of the holding company, in the guise of a tax allocation, would seem incongruous with Section 13(a). The exclusion in our earlier rule of the holding company from sharing in consolidated return savings was intentional and will continue. These considerations do not apply to other companies in the group that incur losses.

As this passage seems to suggest, the prohibition in Rule 45(c) on a registered holding company sharing in the consolidated tax savings appears to have been founded chiefly on Section 13(a) of the 1935 Act, which generally prohibits a registered holding company from entering into or performing any agreement for the sale of goods or provision of services or construction for a charge to any subsidiary company. AEP is not seeking to recover its own corporate costs from its subsidiaries, "in the guise of a tax allocation," by transforming them into deductible expenses of its subsidiaries. The Subsidiaries will not be reimbursing AEP for the Merger Expenses through the tax allocation mechanism or any other means. Instead, the "benefit" obtained by AEP under the Agreement is attributable entirely to the lower income tax liability of the consolidated group that is attributable to the unreimbursed Merger Expenses incurred by AEP.

      In The National Grid Group plc, HCAR No. 27154 (Mar. 15, 2000) ("National Grid"), the Commission authorized National Grid Group and its subsidiaries to enter into a tax allocation agreement under which the tax benefit of the interest expense on acquisition debt would be allocated to the U.S. sub-holding company of National Grid Group that had incurred the debt. Thereafter, as noted above, in Progress Energy, the Commission authorized a domestic registered holding company to retain the tax benefit of interest expense on certain acquisition debt.

      In approving the tax allocation agreement in National Grid, the Commission observed:

      It does not appear that approval of the tax allocation agreement would lead to the abuses that Section 12 is intended to prevent, and therefore approval will not be detrimental to the NEES Group and its consumers. The 'separate return' limitation will assure that the NEES' Utility Subsidiaries tax liability will not be higher than it otherwise would have been. * * * * *

      In addition, because the NEES Group has no obligation with respect to the Merger-Related Debt and the debt does not affect the NEES Group's position or credit, it is not inappropriate to exclude these companies from the benefits of the tax consequences arising out of the debt. Accordingly, we approve the use of the tax allocation agreement. (footnote omitted).

      While AEP's request in this Application does not specifically address tax benefits related to interest expense on acquisition debt, AEP's request concerning Merger Expenses is analogous to the National Grid request that was approved by the Commission. Rather than typical and customary expenses, the Merger Expenses are similar to interest expense on acquisition debt since both categories of expense were incurred for the same purpose; that is, to acquire significant investments. Similar to the National Grid case, the Subsidiaries of AEP have no obligation with respect to the deductible expenses. Also similar to National Grid, the pertinent expenses will never affect the Subsidiaries' balance sheets or statements of income. For these reasons, the Commission should approve the use of the Agreement.

      In this matter as well, the Agreement will not lead to the kinds of abuses
Section 12 was intended to prevent (e.g., prohibition on upstream loans) and is not a device for transferring AEP's expenses to its subsidiaries. The Subsidiaries' allocated share of the consolidated return liability is no greater than it would be if it were calculated on a separate return basis, as required by Rule 45(c). The Agreement will not have the effect of shifting the unreimbursed Merger Expenses to the Subsidiaries.

      Finally, AEP requests that the Commission's approval be deemed to be effective retroactively. It is well-settled that the Commission has authority to grant retroactive relief where appropriate. See National Propane Corporation, HCAR No. 20684 (Aug. 24, 1978), citing The Great American Life Underwriters, Inc. 41 S.E.C. 1, 25-28 (1960), aff'd sub nom. Hennesey v. S.E.C., 293 F.2d 48
(3rd Cir. 1961). The question, as the Commission noted in National Propane, is what purpose the retroactive relief would serve.

      AEP, in a mistaken but good faith belief, relied on the plain language of Rule 45(c)(6) to amend its Tax Allocation Agreement. The Commission's subsequent decisions, in National Grid and Progress Energy, establish that such an agreement is consistent with the policies and provisions of the 1935 Act. Therefore, AEP submits that this is an appropriate matter for retroactive relief.

      The Application or Declaration and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by November , 2002 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicants at the addresses specified above. Proof of service (by affidavit or, in case of any attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the Application or Declaration, as filed or as it may be amended, may be permitted to become effective.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.



  1 Under Rule 45(c), the "separate return tax" is defined to mean "the tax on the corporate taxable income of an associate company computed as though such company were not a member of a consolidated group."
  2 See HCAR No. 21767 (Oct. 29, 1980), citing Sen. Doc. 92, Part
72A, 70th Congress, 1st Sess. at 477-482.
  3 See HCAR No. 21767 (Oct. 29, 1980). As the Commission explained in its release proposing Rule 45(c), Rule 45(b)(6) had been interpreted to require the sharing of tax savings and liabilities exclusively among the members of the group with actual separate return tax liability or positive income. Thus, all losses of companies, including but not limited to the parent holding company, were excluded from sharing in consolidated tax benefits under Rule 45(b)(6).